                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of January, 2004
                         Commission File Number: 1-13368
                                      POSCO
                 (Translation of registrant's name into English)

       POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777
                     (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F [ x ]     Form 40-F [   ]
                              ---                 ---

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes [   ]           No [ x ]
                        ---                ---

[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-           .]
                                      -----------

POSCO is furnishing under cover of Form 6-K :

Exhibit 99.1: An English-language translation of documents with respect to resolution of the Board of Directors Regarding the Annual General Meeting of Shareholders.

Exhibit 99.2: An English-language translation of documents with respect to the
              Increase of Sales exceeding 5% or more Compared with that of the Latest Fiscal Year

Exhibit 99.3: An English-language translation of documents with respect to the
              Increase of Ordinary Income exceeding 15% or more Compared with that of the Latest Fiscal Year.

Exhibit 99.4: An English-language translation of documents with respect to the
              Increase of Net Income exceeding 15% or more Compared with that of the Latest Fiscal Year.

Exhibit 99.5: An English-language translation of documents with respect to the
              Increase of Dividend Payment exceeding 10% or more Compared with that of the Latest Fiscal Year.

Exhibit 99.6: An English-language translation of documents with respect to the
              Outlook for The Performance in 2004 of POSCO.

Exhibit 99.7: An English-language translation of documents with respect to the
              Investment Approval for No.1 PCM and 6 CGL Project

EXHIBIT 99.1



RESOLUTION OF THE BOARD OF DIRECTORS REGARDING THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Please be advised that the BOD of POSCO adopted a resolution of the Board of Directors Regarding the Annual General Meeting of Shareholders.

     1.   Resolution Date: January 14, 2004

     2.   Proposed General Meeting Date: 9:00 (AM), March 12, 2004

     3.   Proposed General Meeting Place:

          POSCO Center, Art Hall
          892 Daechi4-Dong, Gangnam-Gu, Seoul, Korea (135-777)

     4.   Agenda to be approved proposals

          (1) Approval Balance Sheet, Income Statements and Appropriation of Retained Earnings for the 36th Fiscal Year
               (from Jan. 1, 2003 to Dec. 31, 2003)


          (2)  Amendments to the Articles of Incorporation

               2-1 Item : Introduction of Cumulative Voting

                 - Collective amendment to the order of previous articles with regard to the elimination and establishment of articles

               2-2 Item : Improvements to Corporate Governance

EXHIBIT 99.2

INCREASE OF SALES EXCEEDING 5% OR MORE COMPARED WITH THAT OF THE LATEST FISCAL YEAR

--------------------------------------------------------------------------------------------------------------
                    Items                                            2003                      2002
--------------------------------------------------------------------------------------------------------------
 Increasing Sales Amount (KRW)                                               2,630,734,375,141
--------------------------------------------------------------------------------------------------------------
  - Ratio of Sales Increase(%)                                                    22.4
--------------------------------------------------------------------------------------------------------------
  - Total Sales Amount(KRW)                                    14,359,329,407,460          11,728,595,032,319
--------------------------------------------------------------------------------------------------------------
                   Reason : Sales volume increasing due to the high product price
--------------------------------------------------------------------------------------------------------------

EXHIBIT 99.3

INCREASE OF ORDINARY INCOME EXCEEDING 15% OR MORE COMPARED WITH THAT OF THE LATEST FISCAL YEAR


-----------------------------------------------------------------------------------------------------------------------
                         Items                                             2003                          2002
-----------------------------------------------------------------------------------------------------------------------
 Increasing Ordinary Income Amount (KRW)                                              1,198,418,815,870
-----------------------------------------------------------------------------------------------------------------------
  - Ratio of Ordinary Income Increase(%)                                                   81.8
-----------------------------------------------------------------------------------------------------------------------
  - Total Ordinary Income Amount(KRW)                                2,663,862,767,914              1,465,443,952,044
-----------------------------------------------------------------------------------------------------------------------
                   Reason : Operating income increasing due to the low financial expenditure
-----------------------------------------------------------------------------------------------------------------------

EXHIBIT 99.4

INCREASE OF NET INCOME EXCEEDING 15% OR MORE COMPARED WITH THAT OF THE LATEST FISCAL YEAR


-----------------------------------------------------------------------------------------------------------------------
                         Items                                            2003                           2002
-----------------------------------------------------------------------------------------------------------------------
 Increasing Net Income Amount (KRW)                                                   879,246,727,499
-----------------------------------------------------------------------------------------------------------------------
  - Ratio of Net Income Increase(%)                                                          79.8
-----------------------------------------------------------------------------------------------------------------------
  - Total Net Income Amount(KRW)                                     1,980,572,153,105              1,101,325,425,606
-----------------------------------------------------------------------------------------------------------------------
                   Reason : Operating income increasing due to the low financial expenditure
-----------------------------------------------------------------------------------------------------------------------

EXHIBIT 99.5


INCREASE OF DIVIDENDS PAYMENT EXCEEDING 10% OR MORE COMPARED WITH THAT OF THE LATEST FISCAL YEAR

-----------------------------------------------------------------------------------------------------------------------
                     Items                                                2003                               2002
-----------------------------------------------------------------------------------------------------------------------
1. Annual Dividend per Share(KRW)                                              6,000                             3,500
-----------------------------------------------------------------------------------------------------------------------
   - Ratio of Dividend Increase(%)                                                           71.4
-----------------------------------------------------------------------------------------------------------------------
   - Year-End Dividend(KRW)                                                    5,000                             3,000
-----------------------------------------------------------------------------------------------------------------------
   - Interim Dividend(KRW)                                                     1,000                               500
-----------------------------------------------------------------------------------------------------------------------
2. Total Dividend(KRW)                                               485,188,244,000                   286,057,494,500
-----------------------------------------------------------------------------------------------------------------------
Total Number of Outstanding Shares                                        88,966,155                        90,781,795
-----------------------------------------------------------------------------------------------------------------------
3. Dividend Payout Ratio(%)                                                     24.5                              26.0
-----------------------------------------------------------------------------------------------------------------------
4. Dividend Ratio to Market Value(%)                                             3.8                               2.8
-----------------------------------------------------------------------------------------------------------------------
5. Date of Board Resolution                                                         January 14, 2004
-----------------------------------------------------------------------------------------------------------------------
6. Standard Price of Dividend Ratio
   to Market Value(KRW)                                                     156,875                            126,625
-----------------------------------------------------------------------------------------------------------------------

EXHIBIT 99.6


                   OUTLOOK FOR THE PERFORMANCE IN 2004 (POSCO)

--------------------------------------------------------------------------------------------------
      EXCHANGE RATE
         ('04/E)                    ITEMS                    UNIT                           2004
--------------------------------------------------------------------------------------------------
                                    Sales                   KRW BN                         16,875
                           -----------------------------------------------------------------------
       KRW1,150/U$            Operating Profit              KRW BN                          3,179
       KRW106/Yen          -----------------------------------------------------------------------
                                 Investment                 KRW BN                          2,800
--------------------------------------------------------------------------------------------------

The figures are based on unaudited financial statements. Certain numbers may be presented differently once audited and the company takes no responsibility and accepts no liability for such changes.
All figures in the above table are based on non-consolidated financial statements.

EXHIBIT 99.7


               Investment Approval for No.1 PCM and 6 CGL Project

     POSCO hereby resolve to proceed to expand No.1 PCM(Pickling and Tandem Cold rolling Mill) and to construct No. 6 CGL(Continuous Galvanizing Line) within Kwangyang Works.

      ------------------------------------------------------------------------------------------------------
                  Items                         NO.1 PCM                            NO.6 CGL
      ------------------------------------------------------------------------------------------------------
           Production Capacity                  Full Hard                      400,000 Metric tons
                                           500,000 Metric tons                      per year
      ------------------------------------------------------------------------------------------------------
            Total Investment                KRW 136.8 Billion                   KRW 189.9 Billion
      ------------------------------------------------------------------------------------------------------
           Construction Period                 '05.3~'06.4                        '04.11~'06.6
      ------------------------------------------------------------------------------------------------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            (Registrant)



Date    January 14, 2004                    By /s/ Sohn , Yong-Ho
-----------------------------                  ---------------------------------
                                            (Signature)*
*Print the name and title under the         Name:  Sohn, Yong-Ho
 signature of the signing officer.          Title: General Manager of Finance
                                                   Management Department